Exhibit 5.2

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

William T. Hart, P.C.	__________	harttrinen@aol.com
Will Hart	(303) 839-0061	Fax: (303) 839-5414

December 18, 2020

Fortitude Gold Corporation

2886 Carriage Manor Point,

Colorado Springs, Colorado 80906

This letter will constitute an opinion upon the legality of the issuance by Fortitude Gold Corporation (the "Company") of 21,211,260 Series A Rights and 21,211,260 Series B Rights, all as referred to in the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws, the minutes of the Board of Directors of the Company, the Shareholder Rights Agreement and the applicable laws of Colorado, all reported judicial decisions interpreting the same, and a copy of the Registration Statement.

In our opinion, subject to the following:

•	the 21,211,260 Series A Rights and 21,211,260 Series B Rights have been legally issued and represent binding obligations of the Company.

•	the Shareholder Rights Agreement has been duly adopted by the Company and is the binding obligation of the Company.

This opinion does not address the determination a court of competent jurisdiction may make regarding whether the board of directors would be required to redeem or terminate, or take other action with respect to, the rights at some future time based on the facts and circumstances existing at that time;

Board members are assumed to have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Shareholder Rights Agreement; and

This opinion addresses the rights and the Shareholder Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of the Shareholder Rights Agreement or of the rights issued thereunder would result in invalidating such rights in their entirety.

Very Truly Yours,

HART & HART, LLC

By	/s/ William T. Hart
William T. Hart